UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Psychemedics Corp

(Name of Issuer)

Common Stock, par value $0.005 per share

(Title of Class of Securities)

744375205

(CUSIP Number)

PETER H. KAMIN

2720 Donald Ross Road, #311

Palm Beach Gardens, FL 33410

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 23, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 744375205

1	NAME OF REPORTING PERSON

PETER H. KAMIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		465,800[1]
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

465,800[1]
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

465,800[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.4%
14	TYPE OF REPORTING PERSON

IN

1 Includes 154,837 shares of Common Stock held by the Peter H. Kamin Revocable Trust dated February 2003, of which Peter H. Kamin (“Kamin”) is the sole trustee, 71,180 shares of Common Stock held by the Peter H. Kamin Childrens Trust dated March 1997 of which Kamin is the trustee, and 35,254 shares of Common Stock held by 3K Limited Partnership, of which Kamin is the General Partner.

2

CUSIP No. 744375205

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

All of the Shares held by the Reporting Person to which this Statement relates were purchased using the personal funds of the Reporting Person in open market purchases. The aggregate amount of funds used for the purchase of the securities held by the Reporting Person reported herein was approximately $3,207,410 excluding commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On September 23, 2021, the Reporting Persons delivered a letter to the Issuer’s Board of Directors (the “Board”). In the letter, the Reporting Persons stated, among other things, that it has become clear that the Board has become complacent in its duties, that the Board’s interests are not aligned with the vast majority of stockholders and that it is necessary for the Board to consider strategic alternatives for the benefit of all stockholders. Specifically, the Reporting Persons expressed their belief in the letter that the Company should publicly commit to conducting a transparent, robust and unobstructed sale process. The Reporting Persons conclude the letter by urging the Board to immediately form a special strategic committee to initiate an objective and comprehensive strategic review of the Company. The full text of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned the Reporting Person is based upon 5,542,232 Shares outstanding as of August 9, 2021, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 12, 2021.

As of the close of business on the date hereof, the Reporting Person may be deemed to beneficially own the 465,800 Shares, constituting approximately 8.4% of the Shares outstanding.

(c)        Except as set forth on Schedule A hereto, the Reporting Person has not entered into any transactions in the Common Stock since the filing of Amendment No. 1.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Letter to Board, dated September 23, 2021.

3

CUSIP No. 744375205

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2021

/s/ Peter H. Kamin
Peter H. Kamin

4

CUSIP No. 744375205

SCHEDULE A

Transactions in the Securities of the Issuer Since the Filing of Amendment No. 1 to the
Schedule 13D

Date	Security	Amount of Shs. Bought/(Sold)	Approx. price ($) per Share

PETER H. KAMIN

08/20/2021	Common Stock	6,200	6.88
09/21/2021	Common Stock	4,400	7.49